Exhibit 99.1

Fiverr Announces First Quarter 2023 Results

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Strong Q1’23 performance. Our pivot towards enhancing the focus and efficiency of our business paid off, as revenue came in near the top end of our guidance and Adjusted EBITDA beat the top end of our guidance. We delivered our highest quarterly Adjusted EBITDA with double digit Adjusted EBITDA margin, even as Q1 seasonally marks the heaviest investment outlay across the entire year.

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Fiverr maintains its position as #1 freelance brand. The semi-annual brand health check conducted by Ipsos shows that Fiverr continues to be the top freelance brand in both aided and unaided brand awareness. This incredible brand power has allowed us to moderate our performance marketing spend while driving stable active buyers and new buyer cohorts.

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Launching Fiverr Enterprise. Stoke Talent is rebranded and integrated as Fiverr Enterprise. With the integration, Fiverr Enterprise connects different stakeholders in medium to larger sized enterprises and aims to provide businesses a unified experience across talent sourcing, project management, procurement and compliance.

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On track to deliver 2023 guidance. As Q1 kicks off the year with strong execution and discipline, we are narrowing our 2023 guidance range for both revenue and Adjusted EBITDA. We believe our progress towards the long-term Adjusted EBITDA margin target of 25% puts us in a position of strength to navigate a volatile macro while remaining focused on our longer-term vision and priorities.

NEW YORK, May 11, 2023 - Fiverr International Ltd. (NYSE: FVRR), the company that is revolutionizing how the world works together, today reported financial results for the first quarter 2023. Complete operating results and management commentary can be found in the Company’s shareholder letter, which is posted to its investor relations website at investors.fiverr.com.

“We started off the year with strong execution, which has successfully helped us navigate through the current macro environment while we continue to make progress towards our long-term vision for the future of work,“ said Micha Kaufman, founder and CEO of Fiverr. “We are excited about the opportunities that lie ahead of us, particularly around AI technology, and believe we are well positioned to unlock the combined potential of human talent and AI tools in the freelancing industry.

”We remain focused on operational discipline and efficiency for our business, which has allowed us to meet our growth expectations and outperform on adjusted EBITDA margin this quarter.” Ofer Katz, Fiverr’s President and CFO, added, “Thanks to our strong financial foundation and unique business model, we are on track to deliver on our 2023 guidance while remaining vigilant in this period of macro uncertainty.”

First Quarter 2023 Financial Highlights

●	Revenue in the first quarter of 2023 was $88.0 million, compared to $86.7 million in the first quarter of 2022, an increase of 1.5% year over year.
●	Active buyers[1] as of March 31, 2023 grew to 4.3 million, compared to 4.2 million as of March 31, 2022, an increase of 0.3% year over year.
●	Spend per buyer[1] as of March 31, 2023 reached $262, compared to $251 as of March 31, 2022, an increase of 4% year over year.
●	Take rate[1] for the period ended March 31, 2023 was 30.4%, up from 29.6% for the period ended March 31, 2022, an increase of 80 basis points year over year.
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GAAP gross margin in the first quarter of 2023 was 82.2%, an increase of 180 basis points from 80.4% in the first quarter of 2022. Non-GAAP gross margin[1] in the first quarter of 2023 was 83.9%, an increase of 40 basis points from 83.5% in the first quarter of 2022.

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GAAP net loss in the first quarter of 2023 was ($4.3) million, or ($0.11) basic and diluted net loss per share, compared to ($17.0) million, or ($0.46) basic and diluted net loss per share, in the first quarter of 2022. Non-GAAP net income[1] in the first quarter of 2023 was $14.6 million, or $0.39 basic non-GAAP net income per share[1] and $0.36 diluted non-GAAP net income per share[1], compared to $0.13 basic non-GAAP net income per share[1] and $0.11 diluted non-GAAP net income per share[1], in the first quarter of 2022.

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Adjusted EBITDA[1] in the first quarter of 2023 was $11.3 million, compared to $3.9 million in the first quarter of 2022. Adjusted EBITDA margin[1] was 12.8% in the first quarter of 2023, compared to 4.5% in the first quarter of 2022.

Financial Outlook

Our Q2’23 outlook and updated full year 2023 guidance reflects the recent trends on our marketplace and is largely consistent with our prior expectations.

	Q2 2023	FY 2023
Revenue	$88.0 - $90.0 million	$355.0 - $365.0 million
y/y growth	4% - 6% y/y growth	5% - 8% y/y growth
Adjusted EBITDA(1)	$12.0 - $14.0 million	$48.0 - $56.0 million

1 This is a non-GAAP financial measure or Key Performance Metric. See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics and Key Performance Metrics used in this release.

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Thursday, May 11, 2023, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website.  An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here.

About Fiverr

Fiverr’s mission is to revolutionize how the world works together. We exist to democratize access to talent and to provide talent with access to opportunities so anyone can grow their business, brand, or dreams. From small businesses to Fortune 500, over 4 million customers worldwide worked with freelance talent on Fiverr in the past year, ensuring their workforces remain flexible, adaptive, and agile. With Fiverr’s Talent Cloud, companies can easily scale their teams from a talent pool of skilled professionals from over 160 countries across more than 600 categories, ranging from programming to 3D design, digital marketing to content creation, from video animation to architecture.

Don’t get left behind - come be a part of the future of work by visiting fiverr.com, read our blog, and follow us on Twitter, Instagram, and Facebook.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	December 31,
	2023	2022
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$93,652	$86,752
Restricted cash	1,137	1,137
Marketable securities	235,343	241,293
User funds	158,926	143,020
Bank deposits	134,000	134,000
Other receivables	20,573	19,019
Total current assets	643,631	625,221

Marketable securities	206,884	189,839
Property and equipment, net	5,369	5,660
Operating lease right of use asset, net	8,376	9,077
Intangible assets, net	13,547	14,770
Goodwill	77,270	77,270
Other non-current assets	1,548	1,965
Total assets	$956,625	$923,802

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$4,835	$8,630
User accounts	147,995	133,032
Deferred revenue	12,972	11,353
Other account payables and accrued expenses	43,490	41,328
Operating lease liabilities, net	2,505	2,755
Total current liabilities	211,797	197,098

Long-term liabilities:
Convertible notes	453,398	452,764
Operating lease liabilities	5,950	6,649
Long-term loan and other non-current liabilities	2,084	1,559
Total long-term liabilities	461,432	460,972
Total liabilities	$673,229	$658,070

Shareholders' equity:
Share capital and additional paid-in capital	584,303	565,834
Accumulated deficit	(292,311)	(288,039)
Accumulated other comprehensive income (loss)	(8,596)	(12,063)
Total shareholders' equity	283,396	265,732
Total liabilities and shareholders' equity	$956,625	$923,802

 CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended March 31,
	2023	2022
	(Unaudited)
Revenue	$87,956	$86,685
Cost of revenue	15,666	16,977
Gross profit	72,290	69,708

Operating expenses:
Research and development	21,887	23,774
Sales and marketing	42,050	47,867
General and administrative	15,499	15,252
Total operating expenses	79,436	86,893
Operating loss	(7,146)	(17,185)
Financial income (expenses), net	3,084	230
Loss before income taxes	(4,062)	(16,955)
Income taxes	(210)	(20)
Net loss attributable to ordinary shareholders	$(4,272)	$(16,975)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.11)	$(0.46)
Basic and diluted weighted average ordinary shares	37,691,691	36,842,342

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended March 31,
	2023	2022
	(Unaudited)
Operating Activities
Net loss	$(4,272)	$(16,975)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,725	3,110
Loss from disposal of property and equipment	26	-
Amortization of premium and discount of marketable securities, net	856	1,687
Amortization of discount and issuance costs of convertible notes	634	631
Shared-based compensation	16,719	18,003
Net loss (gain) from exchange rate fluctuations	63	(143)
Shared-based compensation
User funds	(15,906)	(19,303)
Operating lease ROU assets and liabilities, net	(248)	(329)
Other receivables	(974)	242
Trade payables	(3,785)	(5,419)
Deferred revenue	1,619	1,383
User accounts	14,963	17,730
Account payable, accrued expenses and other	1,558	6,524
Non-current liabilities	525	569
Net cash provided by operating activities	13,503	7,710

Investing Activities
Investment in marketable securities	(62,558)	(44,847)
Proceeds from sale of marketable securities	54,300	33,609
Bank and restricted deposits	(30)	(1,137)
Purchase of property and equipment	(328)	(493)
Capitalization of internal-use software and other	(5)	(399)
Other non-current assets	-	(78)
Net cash used in investing activities	(8,621)	(13,345)

Financing Activities
Proceeds from exercise of share options	1,750	711
Tax withholding in connection with employees' options exercises and vested RSUs	331	(1,574)
Repayment of long-term loan	-	(2,269)
Net cash provided by (used in) financing activities	2,081	(3,132)

Effect of exchange rate fluctuations on cash and cash equivalents	(63)	143

Increase (decrease) in cash, cash equivalents and restricted cash	6,900	(8,624)
Cash, cash equivalents and restricted cash at the beginning of period	87,889	74,070
Cash, cash equivalents and restricted cash at the end of period	$94,789	$65,446

KEY PERFORMANCE METRICS

	Three Months Ended March 31,
	2023	2022

Annual active buyers (in thousands)	4,263	4,249
Annual spend per buyer ($)	$262	$251

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Three Months Ended March 31,
	2023	2022
	(Unaudited)
GAAP gross profit	$72,290	$69,708
Add:
Share-based compensation and other	613	707
Depreciation and amortization	928	1,956
Non-GAAP gross profit	$73,831	$72,371
Non-GAAP gross margin	83.9%	83.5%

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Three Months Ended March 31,
	2023	2022
	(Unaudited)
GAAP net loss attributable to ordinary shareholders	$(4,272)	$(16,975)
Add:
Depreciation and amortization	1,725	3,110
Share-based compensation	16,719	18,003
Contingent consideration revaluation, acquisition related costs and other	-	(63)
Convertible notes amortization of discount and issuance costs	634	631
Exchange rate (gain)/loss, net	(163)	(93)
Non-GAAP net income	$14,643	$4,613
Weighted average number of ordinary shares - basic	37,691,691	36,842,342
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.39	$0.13

Weighted average number of ordinary shares - diluted	41,197,049	41,427,757
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.36	$0.11

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA
(In thousands, except Adjusted EBITDA margin data)

	Three Months Ended
	March 31,
	2023	2022
	(Unaudited)
GAAP net loss	$(4,272)	$(16,975)
Add:
Financial (income) expenses, net	(3,084)	(230)
Income taxes	210	20
Depreciation and amortization	1,725	3,110
Share-based compensation	16,719	18,003
Contingent consideration revaluation, acquisition related costs and other	-	(63)
Adjusted EBITDA	$11,298	$3,865
Adjusted EBITDA margin	12.8%	4.5%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Three Months Ended
	March 31,
	2023	2022
	(Unaudited)
GAAP research and development	$21,887	$23,774
Less:
Share-based compensation	5,784	6,205
Depreciation and amortization	209	201
Non-GAAP research and development	$15,894	$17,368

GAAP sales and marketing	$42,050	$47,867
Less:
Share-based compensation	3,269	4,430
Depreciation and amortization	502	860
Non-GAAP sales and marketing	$38,279	$42,577

GAAP general and administrative	$15,499	$15,252
Less:
Share-based compensation	7,053	6,661
Depreciation and amortization	86	93
Contingent consideration revaluation, acquisition related costs and other	-	(63)
Non-GAAP general and administrative	$8,360	$8,561

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, active buyers, spend per buyer and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the above tables, adjusted for, as applicable, depreciation and amortization, share-based compensation expenses, contingent consideration revaluation, acquisition related costs and other,  income taxes, amortization of discount and issuance costs of convertible note, financial (income) expenses, net. Non-GAAP Gross Profit Margin represents Non-GAAP Gross Profit expressed as a percentage of revenue. We define non-GAAP net income (loss) per share as non-GAAP net income (loss) divided by GAAP weighted-average number of ordinary shares basic and diluted.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. Active buyers on any given date is defined as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, active buyers, spend per buyer and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin guidance for the second quarter of 2023 and the fiscal year ending December 31, 2023, and long term to net loss, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA and Adjusted EBITDA margin cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the second quarter of 2023, the fiscal year ending December 31, 2023, our long term Adjusted EBITDA margin goals, our expected future Adjusted EBITDA margin, our business plans and strategy, our expectations regarding AI services and developments, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to successfully implement our business plan within adverse economic conditions that may impact the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our website; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our operations within a competitive market; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our ability to comply with a wide variety of U.S. and international laws and regulations; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 30, 2023, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.